[WEST MARINE LOGO]

November 21, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:                      Jennifer Thompson
Accounting Branch Chief

Re:          West Marine, Inc.
Form 10-K for the fiscal year ended December 29, 2012
Filed March 7, 201
Form 10-Q for the quarterly period ended September 28, 2013
Filed October 28, 2013
File No. 000-22512

Dear Ms. Thompson

As you know, we have received your comment with respect to the above-referenced filing that were set forth in a letter dated November 18, 2013, and addressed to Matthew L. Hyde, our Chief Executive Officer.  Your comment letter requested that we respond within 10 business days of the date of your letter, and after a brief discussion between Ms. Sellars and our counsel, Thomas D. Twedt, we  hereby formally request an extension of time to respond to your comment.

With certain executive officers traveling for business and with the Thanksgiving holiday next week, it would be very difficult, if not impossible, to fully and appropriately respond to your multi-part comment.  Accordingly, we would appreciate if you would not object to our submitting our responses to your comment no later than Friday, December 13, 2013.

If you have questions regarding our responses, please contact me at (831) 761-4489 or our counsel, Thomas D. Twedt, at 202-776-2941.

Sincerely,

/s/ Thomas R. Moran
Thomas R. Moran
Chief Financial Officer

cc:           Matthew L. Hyde
Pamela J. Fields
Rimma Tabakh, Grant Thornton LLP
Steven J. Barr, Pricewaterhouse Coopers LLP
Thomas D. Twedt, Dow Lohnes PLLC
Jason Niethamer, Assistant Chief Accountant,
Division of Corporation Finance
Lisa Sellars, Staff Accountant
Division of Corporation Finance